UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. ________)*
Nebula Acquisition Corporation
(Name of Issuer)
Class A common stock
(Title of Class of Securities)
629076209
(CUSIP Number)
Jean-Baptiste Blanc, Sycomore Asset Management, 14 avenue Hoche 75008 Pari* s France 0033 1 44 40 16 12
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
January 10, 2018
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Sche* dule is filed:
XRule 13d-1(b)
Rule 13d-1(c)
Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting pers* on's initial filing on this form with respect to the subject class of secur* ities, and for any subsequent amendment containing information which would * alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be d* eemed to be "filed" for the purpose of Section 18 of the Securities Exchang* e Act of 1934 ("Act") or otherwise subject to the liabilities of that secti* on of the Act but shall be subject to all other provisions of the Act (howe* ver, see the Notes).

CUSIP No. 629076209

13G

SYCOMORE ASSET MANAGEMENT


1

NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
NOT APPLICABLE


2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)
(b)


3

SEC USE ONLY

4

CITIZENSHIP OR PLACE OF ORGANIZATION
PARIS, FRANCE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5

SOLE VOTING POWER
2,560,000

6

SHARED VOTING POWER
-0-

7

SOLE DISPOSITIVE POWER
-0-

8

SHARED DISPOSITIVE POWER
-0-

9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,560,000

10

CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions)

11

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.19%

12

TYPE OF REPORTING PERSON (see instructions)
IV




CUSIP No. 629076209

13G




Item 1.

(a)
Name of Issuer
Nebula Acquisition Corporation


(b)
Address of Issuers Principal Executive Offices
480 Pacific Avenue, Suite 200
San Francisco, CA 94133

Item 2.

(a)
Name of Person Filing
Sycomore Asset Management


(b)
Address of the Principal Office or, if none, residence
14 avenue Hoche
75008 Paris
France


(c)
Citizenship
France


(d)
Title of Class of Securities
Class A common shares


(e)
CUSIP Number
629076209

Item 3.If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2*
(b) or (c), check whether the person filing is a:

(a)
Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).


(b)
Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).


(c)
Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).


(d)
Investment company registered under section 8 of the Investment Company Act* of 1940 (15 U.S.C. 80a-8).


(e)
An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);


(f)
An employee benefit plan or endowment fund in accordance with 240.13d-1(b)*
(1)(ii)(F);


(g)
A parent holding company or control person in accordance with 240.13d-1(b)*
(1)(ii)(G);


(h)
A savings associations as defined in Section 3(b) of the Federal Deposit In* surance Act (12 U.S.C. 1813);


(i)
A church plan that is excluded from the definition of an investment company*
 under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80* a-3);


(j)
Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4.Ownership.
Provide the following information regarding the aggregate number and percen* tage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned:2,560,000


(b)

Percent of class:8.19%


(c)

Number of shares as to which the person has:00,000




(i)
Sole power to vote or to direct the vote2,560,000.




(ii)
Shared power to vote or to direct the vote-0-.




(iii)
Sole power to dispose or to direct the disposition of-0-.




(iv)
Shared power to dispose or to direct the disposition of-0-.

Instruction. For computations regarding securities which represent a right * to acquire an underlying security see 240.13d-3(d)(1).
Item 5.Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date her* eof the reporting person has ceased to be the beneficial owner of more than*
 five percent of the class of securities, check the following.
Instruction. Dissolution of a group requires a response to this item.
Item 6. Ownership of More than Five Percent on Behalf of Another Person. Shares are hold in the name of French based mutual funds.
Item 7.Identification and Classification of the Subsidiary Which Acquired* the Security Being Reported on By the Parent Holding Company.
Not applicable
Item 8.Identification and Classification of Members of the Group.
Not applicable
Item 9.Notice of Dissolution of Group.
Not applicable
Item 10.Certification.

(a)

The following certification shall be included if the statement is filed pur* suant to 240.13d-1(b):




By signing below I certify that, to the best of my knowledge and belief, th* e securities referred to above were acquired and are held in the ordinary c* ourse of business and were not acquired and are not held for the purpose of*
 or with the effect of changing or influencing the control of the issuer of* the securities and were not acquired and are not held in connection with o*
r as a participant in any transaction having that purpose or effect.


(b)

The following certification shall be included if the statement is filed pur* suant to 240.13d-1(c):




By signing below I certify that, to the best of my knowledge and belief, th* e securities referred to above were not acquired and are not held for the p* urpose of or with the effect of changing or influencing the control of the * issuer of the securities and were not acquired and are not held in connecti* on with or as a participant in any transaction having that purpose or effec* t.


CUSIP No. 629076209

13G



After reasonable inquiry and to the best of my knowledge and belief, I * certify that the information set forth in this statement is true, complete * and correct.
January 19 2018
Date
/s/ Jean-Baptiste Blanc
Signature
Jean-Baptiste Blanc, Head of Legal and Compliance
Name/Title